Exhibit 99.1

GDS Announces Launch of AWS Direct Connect in its Shanghai and Shenzhen Data Centers

Shanghai, China, April 2, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced the launch of Amazon Web Services (“AWS”) Direct Connect in GDS’s Shanghai and Shenzhen data centers. Through AWS Direct Connect, customers can directly access AWS over a private, enterprise-grade network connection, which helps customers reduce data transfer costs, improve network security, and achieve consistent network performance. This deployment represents the first and only native points of connectivity to AWS Direct Connect available in Shanghai and Shenzhen, two of the most important markets in China.

“We are excited to have AWS Direct Connect access points present in our data centers,” Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings, stated. “Our cloud access brings networking into the cloud era and works well with cloud solutions building on AWS. The deployment of their access points within our facilities marks another milestone for us and gives our customers multi-choice access to world-leading cloud solutions, enabling them to scale their connectivity.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and Global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com